Valeo

04 APR 14 AM 7:21

Paris, April 6, 2004

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

File n° 82 – 3668
Rule 12g3-2(b)
Valeo A.D.R.'s

04024350

SUPPL

Dear Sirs,

Please find enclosed the press release regarding our Annual General Meeting of Shareholders of April 5, 2004.

Yours faithfully,

PROCESSED
APR 22 2004
THOMSON FINANCIAL

Bruno-Roland Bernard
Financial Relations Director

Encl.

INFOS Valeo NEWS

04.10

2004 Annual General Meeting

PARIS, France, April 5, 2004 – The Annual General Meeting of shareholders of Valeo took place today under the chairmanship of Thierry Morin, Chairman and CEO.

2003 Results and Outlook

Valeo's 2003 accounts, which were published on February 10, were approved. Thierry Morin commented on the progress made in 2003: in a market that declined in Europe and North America, the profitability of the Group continued to increase, new technologies entered into production and the order book filled out, thus ensuring the future development of the Group.

Thierry Morin highlighted the strategic ambitions of the Group; in particular he outlined an action plan with three drivers for sales growth:

- In geographic terms, Valeo will play a significant role in the growth of the Asian market and in particular in China, while in North America Valeo will benefit from its strengthened position following the restructuring undertaken since 2001;
- The development of the Valeo Service Aftermarket Activity will also be a growth factor through increased geographic coverage and an extended range of products and services;
- The Group's product offer will be enriched through concentrating innovation on three Domains: Driving Assistance, Powertrain Efficiency and Comfort Enhancement.

This positioning will allow Valeo to strengthen its growth potential in the medium term while continuing to improve its profitability.

Thierry Morin reminded the AGM that the automobile markets would not grow in 2004. The results of the Group will once again benefit from a rigorous management.

Dividend

In the light of the improved results of the Group and its outlook, the AGM approved a net dividend up by 5%, of 1.05 euros per share (as compared with 1.00 euro in 2003) as proposed by the Board of Directors. This dividend will be paid out on June 1, 2004. On the basis of a share price of 34 euros, the yield on this dividend, including the tax credit, is about 4.6%.

Employee shareholder program

The AGM approved the resolutions relating to an employee shareholder program which will allow the employees of the Group to acquire a part of its capital.

Other Resolutions

All the other resolutions were approved with the exception of Resolution 21 concerning the harmonization of the company's by-laws with new market rules regarding the notification period for the declaration of shareholding thresholds.

First quarter 2004 results

The first quarter consolidated results will be announced on April 20 after the closing of the Paris Stock Exchange.

Valeo is an independent industrial group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 129 plants, 65 R&D centers, nine distribution centers and employs 68,200 people in 26 countries worldwide.

Media contact:
Kate Philipps
Group Communications Director
Tel. : 01 40 55 20 65
kate.philipps@valeo.com

Investor and analyst contact:
Bruno-Roland Bernard
Financial Relations Director
Tel. : 01 40 55 37 86
bruno-roland.bernard@valeo.com